Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 7 DATED FEBRUARY 20, 2013
TO THE PROSPECTUS DATED OCTOBER 24, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated October 24, 2012, Supplement No. 5 dated January 10, 2013, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 6 dated January 25, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments;
(3)	update to purchase agreement with WPV San Jose, LLC;
(4)	potential real property investments;
(5)	update to our prior performance summary; and
(6)	financial information relating to our acquisition of a multi-tenant retail building located in Brooklyn, NY.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of January 2013, we accepted investors’ subscriptions for, and issued, approximately 4.9 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $49.0 million. As of February 13, 2013, we had accepted investors’ subscriptions for, and issued, approximately 37.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $369.9 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 10 of the prospectus.
Description of Real Estate Investments
As of February 13, 2013, our investment portfolio consisted of 99 properties located in 27 states, consisting of approximately 2.6 million gross rentable square feet of commercial space. We acquired eight properties between January 8, 2013 and February 13, 2013, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant(s)	Feet	Purchase Price
National Tire & Battery – Montgomery, IL	Automotive	1	NTW LLC	7,964	$3,421,000
Petsmart – Edmond, OK	Pet Supply	1	Petsmart, Inc.	26,040	4,100,000
Spinx – Simpsonville, SC	Convenience Store	1	The Spinx Company, Inc.	5,404	2,000,000
Logan’s Roadhouse – Bristol, VA	Restaurant	1	Logan’s Roadhouse, Inc.	7,936	3,939,000
Dollar Tree/Petco – Humble, TX	Discount Store/Pet Supply	2	Dollar Trees Stores, Inc./Petco Southwest, Inc.	22,385	3,780,000
Advance Auto – Lake Geneva, WI	Automotive	1	Advance Stores Company, Incorporated	6,895	1,720,300
Dollar General – Clay, AL	Discount Store	1	Dolgencorp, LLC	9,026	1,310,274
Dollar General – Woodville, OH	Discount Store	1	Dolgen Midwest, LLC	9,026	1,298,630
				94,676	$21,569,204

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 107 of the prospectus.
Real Property Investments
As of February 13, 2013, we, through separate wholly–owned limited liability companies and limited partnerships, owned 99 properties located in 27 states, consisting of approximately 2.6 million gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our $250.0 million Credit Facility. We acquired eight properties between January 8, 2013 and February 13, 2013, which are listed below in order of date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
National Tire & Battery – Montgomery, IL	January 15, 2013	2007	$3,421,000	$68,420	7.00%	7.00%	100%
Petsmart – Edmond, OK	January 23, 2013	1998	4,100,000	82,000	8.40%	8.40%	100%
Spinx – Simpsonville, SC	January 24, 2013	2012	2,000,000	40,000	8.50%	10.07%	100%
Logan’s Roadhouse – Bristol, VA	January 29, 2013	2001	3,939,000	78,780	8.58%	9.64%	100%
Dollar Tree/Petco – Humble, TX	January 31, 2013/February 11, 2013	2011	3,780,000	75,600	8.44%	8.44%	100%
Advance Auto – Lake Geneva, WI	February 6, 2013	2012	1,720,300	34,406	7.10%	7.10%	100%
Dollar General – Clay, AL	February 8, 2013	2012	1,310,274	26,205	7.30%	7.37%	100%
Dollar General – Woodville, OH	February 8, 2013	2013	1,298,630	25,973	7.30%	7.37%	100%
			$21,569,204	$431,384

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.
(2)	Initial yield is calculated as the effective annualized rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases over the non-cancelable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

							Effective
		Total	% of Total		Effective		Base
		Square	Rentable	Renewal	Annual		Rent per
		Feet	Square	Options	Base		Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
National Tire & Battery – Montgomery, IL	NTW LLC	7,964	100%	3/5 yr.	$239,473		$30.07	1/15/2013	-	12/31/2023
					268,210	(5)	33.68	1/1/2024	-	12/31/2032
Petsmart – Edmond, OK	Petsmart, Inc.	26,040	100%	5/5 yr.	344,249		13.22	1/23/2013	-	1/31/2024
Spinx – Simpsonville, SC	The Spinx Company, Inc.	5,404	100%	6/5 yr.	170,000	(6)	31.46	1/24/2013	-	1/24/2033
Logan’s Roadhouse – Bristol, VA	Logan’s Roadhouse, Inc.	7,936	100%	5/5 yr.	338,019	(7)	42.59	1/29/2013	-	11/30/2026
Dollar Tree/Petco – Humble, TX	Dollar Tree Stores, Inc.	9,800	100%	2/5 yr.	117,600		12.00	1/31/2013	-	1/31/2022
	Petco Southwest, Inc.	12,585	100%	4/5 yr.	201,360		16.00	2/11/2013	-	1/31/2022
Advance Auto – Lake Geneva, WI	Advance Stores Company, Incorporated	6,895	100%	3/5 yr.	122,142		17.71	2/6/2013	-	10/31/2027
Dollar General – Clay, AL	Dolgencorp, LLC	9,026	100%	4/5 yr.	95,650		10.60	2/8/2013	-	10/31/2022
					98,520		10.92	11/1/2022	-	10/31/2027
Dollar General –	Dolgen Midwest,	9,026	100%	4/5 yr.	94,800		10.50	2/8/2013	-	12/31/2022
Woodville, OH	LLC				97,644		10.82	1/1/2023	-	12/31/2027

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.
(5)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 12% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every year by 1.75% of the then-current annual base rent.
(7)	The annual base rent under the lease increases every year by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding year or 1.75% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of February 13, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent Expiring	Annual Base Rent
2013	1	1,200	$36,840	*
2014	6	15,700	343,623	1%
2015	6	11,320	211,191	1%
2016	5	9,793	177,530	*
2017	9	17,905	341,781	1%
2018	3	15,525	184,139	*
2019	2	15,588	425,396	1%
2020	1	44,925	889,515	2%
2021	8	13,159	607,628	2%
2022	11	242,840	2,770,448	7%
2023	9	247,819	3,400,689	8%
Thereafter	87	1,951,557	30,647,595	77%
	148	2,587,331	$40,036,375	100%

* Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the eight recently-acquired properties described in this prospectus supplement is approximately $17.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these eight properties is estimated, as of February 13, 2013, as follows:

Wholly–owned Property	Depreciable Tax Basis
National Tire & Battery – Montgomery, IL	2,805,220
Petsmart – Edmond, OK	3,362,000
Spinx – Simpsonville, SC	1,640,000
Logan’s Roadhouse – Bristol, VA	3,229,980
Dollar Tree/Petco – Humble, TX	3,099,600
Advance Auto – Lake Geneva, WI	1,410,646
Dollar General – Clay, AL	1,074,425
Dollar General – Woodville, OH	1,064,877
$17,686,748

We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Update to Purchase Agreement with WPV San Jose, LLC

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” beginning on page 10 of the prospectus and “Investment Objectives and Policies - Real Property Investments” beginning on page 107 of the prospectus, as previously supplemented.

Supplement No. 6 to the prospectus described a potential acquisition of an approximately 510,000 square foot multi-tenant retail shopping center with approximately 60 tenants located in San Jose, California for a purchase price of approximately $205.0 million, exclusive of closing costs. On February 12, 2013, an amendment to the purchase agreement resulted in a modified purchase price of $203.1 million, exclusive of closing costs.

Pursuant to the terms of the purchase agreement, we paid a $10.0 million deposit, which is currently held by an independent escrow agent. Upon the consummation of the purchase and sale transaction contemplated by the purchase agreement, the deposit will be applied towards the purchase price of the property. We had a due diligence period during which we could have terminated the purchase agreement for any reason at our sole discretion, in which case the deposit would have been refundable to us. We did not elect to terminate the purchase agreement during the due diligence period. As a result, if the acquisition is not completed as a result of our failure to buy the property per the purchase agreement, the deposit is nonrefundable and will be paid to WPV San Jose, LLC. The acquisition of the property is expected to be completed on or about March 14, 2013. Unless otherwise described in this prospectus supplement, the property information contained in Supplement No. 6 remains substantially unchanged.
The property’s projected initial and average yield, adjusted for any rent concessions or abatements, if any, and exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates are 7.09% and 8.12%, respectively. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate the initial and average yield than net operating income. Due to the number of conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the acquisition will close or the acquisition will yield these results.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Fees to be Paid
Property	Acquisition Date	Purchase Price	to Sponsor (1)
Dollar General – Toney, AL	February 2013	$1,080,028	$21,601
Dollar General – Bokchito, OK	February 2013	1,026,000	20,520
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	February 2013	12,400,000	248,000
Walgreens – Hickory, NC	February 2013	6,796,875	135,938
Trader Joe’s – Wilmington, NC	February 2013	5,496,324	109,926
Earth Fare – Huntersville, NC	February 2013	5,247,693	104,954
Dollar General – Various (2)	February 2013	5,325,809	106,516
		$37,372,729	$747,455

(1)		Approximate fees to be paid to sponsor upon closing represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		The Dollar General portfolio consists of four single-tenant properties located in Missouri and Ohio.
The potential property acquisitions are subject to net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Dollar General – Toney, AL	1	Dolgencorp, LLC	9,100	100%
Dollar General – Bokchito, OK	1	Dolgencorp, LLC	9,026	100%
Bed Bath & Beyond/Golfsmith – Schaumburg, IL	1	Bed Bath & Beyond Inc./Golfsmith USA, LLC.	100,773	100%
Walgreens – Hickory, NC	1	Walgreen Co.	14,820	100%
Trader Joe’s – Wilmington, NC	1	Trader Joe’s East, Inc.	13,000	100%
Earth Fare – Huntersville, NC	1	Earth Fare, Inc.	24,989	100%
Dollar General – Various (1)	4	Dolgencorp, LLC	36,154	100%
			207,862

(1)			The Dollar General portfolio consists of four single-tenant properties located in Missouri and Ohio. The properties would be subject to individual lease agreements.
The table below provides leasing information for the major tenants at each potential property:

					Effective
			Effective		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent (3)		Foot (3)	Lease Term (4)
Dollar General – Toney, AL	Dolgencorp, LLC	5/5 yr.	$79,922		$8.78	1/15/2013	-	1/31/2023
			82,320		9.05	2/1/2023	-	1/31/2028
Dollar General – Bokchito, OK	Dolgencorp, LLC	3/5 yr.	75,891		8.41	1/1/2013	-	12/31/2027
Bed, Bath & Beyond/Golfsmith –	Bed Bath & Beyond	4/4 yr.	548,212		7.75	2/1/2013	-	1/31/2018
Schaumburg, IL	Inc.		565,896		8.00	2/1/2018	-	1/31/2023
	Golfsmith USA, LLC	3/5 yr.	390,468		13.00	2/1/2013	-	9/30/2017
Walgreens – Hickory, NC	Walgreen Co.	10/5 yr.	435,000		29.35	4/28/2008	-	4/30/2033
Trader Joe’s – Wilmington, NC	Trader Joe’s East, Inc.	4/5 yr.	373,750	(5)	28.75	11/30/2012	-	1/31/2023
Earth Fare – Huntersville, NC	Earth Fare, Inc.	2/5 yr.	393,576	(6)	15.75	8/3/2011	-	8/31/2031
Dollar General – Various	Dolgencorp, LLC	4/5 yr.	386,834		10.70	1/13/2013	-	1/31/2023
			398,432		11.02	2/1/2023	-	1/31/2028

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
(5)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five-year period beginning in the 6th year of the lease term by
3.0% of the then-current annual base rent.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our $250.0 million Credit Facility and Bridge Facility. We may use the properties as collateral in future financings.

Updates to our Prior Performance Summary
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Share Valuation” beginning on page 129 of the prospectus:

On January 15, 2013, CCPT I announced that its board of directors established an estimated value of CCPT I’s common stock of $7.75 per share as of December 31, 2012. This is a decrease from the previously reported estimated value of CCPT I’s common stock of $7.95 per share as of December 31, 2011, announced by CCPT I on January 13, 2012, but an increase from the $7.65 per share estimated value as of December 31, 2010 and 2009, announced by CCPT I on January 13, 2011 and February 1, 2010, respectively.

On January 23, 2013, CCPT II’s board of directors established an estimated value of CCPT II’s common stock of $9.45 per share as of January 23, 2013. This is an increase from the $9.35 per share and $8.05 per share estimated values established by the CCPT II board of directors on July 27, 2011 and June 22, 2010, respectively.
The following information supplements, and should be read in conjunction with, the second paragraph of the section of our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Distributions and Redemptions” beginning on page 130 of the prospectus:

CCPT I’s board of directors has determined that there will be an insufficient amount of cash available for redemptions during the year ending December 31, 2013.

Financial Information

The prospectus is supplemented to add the following financial data, which was filed with the SEC in an amended current report on Form 8-K/A on February 19, 2013.

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of the Property Acquired
Page
Overview	F-2

Report of Independent Registered Public Accounting Firm	F-3

Statements of Revenues and Certain Operating Expenses for the Nine Months Ended September 30, 2012 (Unaudited) and the Year Ended December 31, 2011	F-4

Notes to the Statements of Revenues and Certain Operating Expenses for the Nine Months Ended September 30, 2012 (Unaudited) and the Year Ended December 31, 2011	F-5

(b) Pro Forma Financial Information

Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2012	F-7

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Nine Months Ended September 30, 2012	F-8

Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2011	F-9

Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited)	F-10

Overview

On December 5, 2012, we acquired an approximately 274,000 square foot multi-tenant retail property located in Brooklyn, New York (MT Brooklyn NY or the Property). The Property was constructed in 2011 and is 96% leased.
The purchase price of the Property was $124.0 million, exclusive of closing costs. The acquisition was funded with a combination of proceeds from our initial public offering and a mortgage loan secured by the Property.
In evaluating the Property as a potential acquisition, including the determination of an appropriate purchase price, we considered a variety of factors, including the condition and financial performance of the Property; the terms of the existing lease and the creditworthiness of the tenant; the location of the Property, visibility and access; age of the Property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions.
After reasonable inquiry, other than the factors discussed above, we are not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust IV, Inc.
Phoenix, Arizona

We have audited the accompanying Statement of Revenues and Certain Operating Expenses (the “Historical Summary”) of MT Brooklyn NY (the “Property”) for the year ended December 31, 2011.  The Historical Summary is the responsibility of Cole Credit Property Trust IV, Inc.’s management.  Our responsibility is to express an opinion on the Historical Summary based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. The Property is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Historical Summary. An audit includes consideration of internal control over financial reporting as it relates to the Historical Summary as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting as it relates to the Historical Summary. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.
The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a Current Report on Form 8-K/A of Cole Credit Property Trust IV, Inc.) as discussed in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenues and expenses.
In our opinion, such Historical Summary presents fairly, in all material respects, the revenues and certain operating expenses of the Property discussed in Note 1 to the Historical Summary for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 19, 2013

MT BROOKLYN NY
STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES
For the Nine Months Ended September 30, 2012 (Unaudited) and
the Year Ended December 31, 2011

	Nine Months Ended September 30, 2012 (Unaudited)	Year Ended December 31, 2011
Revenues:
Rental revenue	$6,669,986	$7,863,804
Reimbursement revenue	940,424	681,363
Total revenues	7,610,410	8,545,167

Certain operating expenses:
Utilities, repairs and maintenance expenses	466,179	652,116
Real estate taxes and insurance expenses	418,769	440,192
Total certain operating expenses	884,948	1,092,308
Revenues in excess of certain operating expenses	$6,725,462	$7,452,859

See accompanying notes to statements of revenues and certain operating expenses.

MT BROOKLYN NY
NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES
For the Nine Months Ended September 30, 2012 (Unaudited) and
the Year Ended December 31, 2011

NOTE 1 – BASIS OF PRESENTATION
On December 5, 2012, Cole Credit Property Trust IV, Inc. (the Company) acquired an approximately 274,000 square foot retail property located in Brooklyn, New York (MT Brooklyn NY or the Property). The Property was constructed in 2011 and is 96% leased.
The statements of revenues and certain operating expenses (the Historical Summary) have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the SEC) for inclusion in a Current Report on Form 8-K/A of the Company, and with the provisions of Rule 3-14 of Regulation S-X, which require certain information with respect to acquired real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the Property, exclusive of items which may not be comparable to the proposed future operations of the Property subsequent to its acquisition by the Company. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the financial statements are not intended to be a complete presentation of the Property’s revenues and expenses. Items excluded consist primarily of management fees, landlord expenses and depreciation.
The Historical Summary for the nine months ended September 30, 2012 is unaudited. In the opinion of management, the unaudited interim period includes all adjustments, which are of normal and recurring nature, necessary for a fair and consistent presentation of the Property’s results of operations. The results of operations for the unaudited interim period presented are not necessarily indicative of full year results of operations.
In the preparation of the accompanying Historical Summary, subsequent events were evaluated through February 19, 2013, the date the Historical Summary was issued.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Tenant leases in-place for the Property are accounted for as operating leases and minimum rental income is recognized on a straight-line basis over the remaining term of the respective leases for the nine months ended September 30, 2012 and the year ended December 31, 2011. Expected reimbursements for recoverable real estate taxes and operating expenses are included in reimbursement revenue in the period when such costs are incurred.
Repairs and Maintenance
Expenditures for repairs and maintenance are expensed as incurred.
Use of Estimates
The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company’s management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.
NOTE 3 – LEASES
Tenant leases have initial terms ranging between eight and 20 years (expiring between 2019 and 2031) and provide for annual fixed increases in base rent. Revenues are recognized on a straight-line basis over the terms of the respective leases. The aggregate annual minimum future rental payments on the non-cancelable operating leases are as follows:

MT BROOKLYN NY
NOTES TO THE STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES - (continued)
For the Nine Months Ended September 30, 2012 (Unaudited) and
the Year Ended December 31, 2011

Year Ending December 31,	Amount
2012	$9,194,005
2013	9,194,005
2014	9,194,005
2015	9,194,005
2016	9,194,005
Thereafter	113,390,267
Total	$159,360,292

The minimum future rental payments represent the base rent required to be paid under the terms of the respective leases exclusive of future minimum lease payments for renewal options.
NOTE 4 – TENANT CONCENTRATION

During the nine months ended September 30, 2012 and the year ended December 31, 2011, the Property’s highest tenant concentrations based on gross annualized rental revenue were as follows:

	Percentage of Total Gross Annualized Rental Revenues
	For the Nine Months Ended	For the Year Ended
Tenant	September 30, 2012	December 31, 2011
BJ’s Wholesale Club, Inc.	64%	66%
The City of New York	13%	13%
	77%	79%

If any of the tenants above were to default on their leases, the future revenue of the Property would be materially and adversely impacted.
NOTE 5 – COMMITMENTS AND CONTINGENCIES
Litigation
The Property may be subject to legal claims in the ordinary course of business. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on the Property’s results of operations.
Environmental Matters
In connection with the ownership and operation of real estate, the Property may be potentially liable for costs and damages related to environmental matters. The Property has not been notified by any governmental authority of any non-compliance, liability, or other claim. The Company is not aware of any other environmental matters which it believes is reasonably possible to have a material effect on the Property’s results of operations.

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
As of September 30, 2012

The following Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is presented as if the Company had acquired the Property on September 30, 2012.
This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the nine months ended September 30, 2012, as contained in its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2012. The Pro Forma Condensed Consolidated Balance Sheet (Unaudited) is not necessarily indicative of what the Company’s actual financial position would have been had it completed the above acquisition on September 30, 2012, nor does it purport to represent its future financial position. This Pro Forma Condensed Consolidated Balance Sheet (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	September 30, 2012 As Reported	Acquisition Pro Forma Adjustments		Pro Forma as of September 30, 2012
	(a)
Investment in real estate assets:
Land	$33,775,775	$38,049,589	(b)	$71,825,364
Buildings and improvements, net	106,253,772	71,415,526	(b)	177,669,298
Acquired intangible lease assets, net	19,075,473	15,855,054	(b)	34,930,527
Total investment in real estate assets, net	159,105,020	125,320,169		284,425,189
Cash and cash equivalents	12,022,794	(10,481,406)	(c)	1,541,388
Restricted cash	1,247,370	—		1,247,370
Rents and tenant receivables	250,758	—		250,758
Prepaid expenses and other assets	457,788	—		457,788
Deferred financing costs, net	2,651,753	491,846	(d)	3,143,599
Total assets	$175,735,483	$115,330,609		$291,066,092

Credit facility and note payable	$39,000,000	$75,000,000	(e)	$114,000,000
Accounts payable and accrued expenses	751,009	—		751,009
Escrowed investor proceeds	1,247,370	—		1,247,370
Due to affiliates	99,299	—		99,299
Acquired below market lease intangibles, net	2,965,355	1,320,169	(b)	4,285,524
Distributions payable	691,081	—		691,081
Bond obligations, deferred rental income and other liabilities	765,553	—		765,553
Total liabilities	$45,519,667	$76,320,169		$121,839,836
Commitments and contingencies
Redeemable common stock	538,823	—		538,823
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000,000 shares authorized, 15,375,050 shares issued and outstanding	153,751	47,395	(f)	201,146
Capital in excess of par value	136,190,623	43,082,464	(f)	179,273,087
Accumulated distributions in excess of earnings	(6,667,381)	(4,119,419)	(g)	(10,786,800)
Total stockholders’ equity	129,676,993	39,010,440		168,687,433
Total liabilities and stockholders’ equity	$175,735,483	$115,330,609		$291,066,092

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
For the Nine Months Ended September 30, 2012

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Property on January 1, 2011.
This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the nine months ended September 30, 2012, as presented in its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2012. The Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what the Company’s actual results of operations would have been had it completed the above acquisition on January 1, 2011, nor does it purport to represent its future operations. This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Nine Months Ended September 30, 2012 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Nine Months Ended September 30, 2012
	(a)
Revenues:
Rental and other property income	$2,345,143	$6,931,618	(b)	$9,276,761
Tenant reimbursement income	149,677	940,424	(c)	1,090,101
Total revenue	2,494,820	7,872,042		10,366,862

Expenses:
General and administrative expenses	811,982	—		811,982
Property operating expenses	156,555	884,948	(d)	1,041,503
Advisory fees and expenses	297,260	697,500	(e)	994,760
Acquisition related expenses	4,559,418	—		4,559,418
Depreciation	604,459	1,355,684	(f)	1,960,143
Amortization	333,767	693,910	(f)	1,027,677
Total operating expenses	6,763,441	3,632,042		10,395,483
Operating (loss) income	(4,268,621)	4,240,000		(28,621)

Other income (expense):
Interest and other income	487	—		487
Interest expense	(617,635)	(2,112,513)	(g)	(2,730,148)
Total other expense	(617,148)	(2,112,513)		(2,729,661)
Net (loss) income	$(4,885,769)	$2,127,487		$(2,758,282)
Weighted average number of common shares outstanding:
Basic and diluted	3,789,868	4,739,545	(h)	8,529,413
Net loss per common share:
Basic and diluted	$(1.29)			$(0.32)

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
For the Year Ended December 31, 2011

The following Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is presented as if the Company had acquired the Property on January 1, 2011.

This Pro Forma Condensed Consolidated Statement of Operations (Unaudited) should be read in conjunction with the Company’s historical financial statements and notes thereto for the nine months ended September 30, 2012, as presented in its Quarterly Report on Form 10-Q with the SEC on November 13, 2012. The Pro Forma Condensed Consolidated Statement of Operations (Unaudited) is not necessarily indicative of what the Company’s actual results of operations would have been had it completed the above acquisition on January 1, 2011, nor does it purport to represent its future operations. On April 13, 2012, the Company issued approximately 308,000 shares of common stock in its initial public offering and commenced principal operations. Prior to such date, the Company was considered a development stage company. This Pro Forma Condensed Consolidated Unaudited Statement of Operations (Unaudited) only includes the impact of the acquisition of the Property, which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X.

	For the Year Ended December 31, 2011 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2011
	(a)	(b)
Revenues:
Rental and other property income	$—	$9,242,158	(c)	$9,242,158
Tenant reimbursement income	—	1,253,899	(d)	1,253,899
Total revenue	—	10,496,057		10,496,057

Expenses:
General and administrative expenses	—	726,005	(e)	726,005
Property operating expenses	—	1,092,308	(f)	1,092,308
Advisory fees and expenses	—	930,000	(g)	930,000
Depreciation	—	1,807,578	(h)	1,807,578
Amortization	—	925,214	(h)	925,214
Total operating expenses	—	5,481,105		5,481,105
Operating income	—	5,014,952		5,014,952

Other expense:
Interest expense	—	(2,816,685)	(i)	(2,816,685)
Total other expense	—	(2,816,685)		(2,816,685)
Net income	$—	$2,198,267		$2,198,267
Weighted average number of common shares outstanding:
Basic and diluted	20,000	4,739,545	(j)	4,759,545
Net income per common share:
Basic and diluted	$—			$0.46

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements (Unaudited).

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
September 30, 2012

Notes to Pro Forma Condensed Consolidated Balance Sheet (Unaudited) as of September 30, 2012

a.	Reflects the Company’s historical balance sheet as of September 30, 2012.

b.	Reflects the preliminary allocation of the $124.0 million purchase price related to the acquisition of the Property. The purchase price allocation is preliminary and is subject to change.

c.
Represents cash paid for costs incurred to complete the Property acquisition, including title, legal, accounting and other related costs, as well as the acquisition fee of approximately $2.5 million, or 2% of the purchase price, that was paid to an affiliate of the Company’s advisor.

d.	Represents the Company’s related loan costs incurred on the note payable to finance the purchase of the Property.

e.	Represents the Company’s borrowings incurred on a note payable to finance the purchase of the Property. The note payable bears interest at a rate of 3.69% and matures on January 1, 2023.

f.
Represents the issuance of common shares required to generate sufficient offering proceeds to fund the purchase of the Property, as the Company had insufficient capital to acquire the Property on September 30, 2012, as reflected in the Pro Forma Condensed Consolidated Balance Sheet (Unaudited).

g.
Adjustment reflects the effect of expensing acquisition-related costs as required under generally accepted accounting principles. The amount represents costs incurred to complete the Property acquisition, including title, legal, accounting and other related costs.

Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Nine Months Ended September 30, 2012

a.	Reflects the Company’s historical results of operations for the nine months ended September 30, 2012.

b.	Represents the straight-line rental revenue and amortization of the acquired intangible lease assets and liabilities in accordance with the respective lease agreements of the Property.

c.	Reflects the tenant reimbursement income for the Property based on historical operating results of the Property.

d.	Reflects the property operating expenses for the Property based on historical operating results of the Property.

e.
Reflects the advisory fee, calculated based on an annual rate of 0.75% of the Company’s average invested assets, payable to an affiliate of the Company’s advisor. The advisory fee was calculated based on the purchase price of the Property.

f.
Represents depreciation and amortization expenses for the Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

g.	Represents interest expense and deferred financing cost amortization associated with the borrowings on the note payable incurred to finance the acquisition of the Property.

h.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Property because the Company had insufficient capital to acquire the Property on January 1, 2011, as reflected in the pro forma results of operations. The calculation assumes the common shares were issued on January 1, 2011.

COLE CREDIT PROPERTY TRUST IV, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) - (Continued)
September 30, 2012

Notes to Pro Forma Condensed Consolidated Statement of Operations (Unaudited) for the Year Ended December 31, 2011

a.	Reflects the Company’s historical results of operations for the year ended December 31, 2011.

b.
In connection with the purchase of the Property, the Company incurred $4.1 million of acquisition related transaction costs, which have been excluded from the pro forma results of operations for the year ended December 31, 2011, as these amounts represent non-recurring charges.

c.	Represents the straight-line rental revenue and amortization of the acquired intangible lease assets and liabilities in accordance with the respective lease agreements for the Property.

d.	Reflects the tenant reimbursement income for the Property based on historical operating results of the Property.
e. Reflects the general and administrative expenses for the Property based on historical operating results of the Property.

f.	Reflects the property operating expenses for the Property based on historical operating results of the Property.

g.
Reflects the advisory fee, calculated based on an annual rate of 0.75% of the Company’s average invested assets, payable to an affiliate of the Company’s advisor. The advisory fee was calculated based on the purchase price of the Property.

h.
Represents depreciation and amortization expenses for the Property. Depreciation and amortization expenses are based on the Company’s preliminary purchase price allocation. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

i.	Represents interest expense and deferred financing cost amortization associated with the borrowings on the note payable incurred to finance the acquisition of the Property.

j.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the Property because the Company had insufficient capital to acquire the Property on January 1, 2011, as reflected in the pro forma results of operations. The calculation assumes the common shares were issued on January 1, 2011.

CCPT4-SUP-07A